Exhibit 99.(a)(10)

To all Global Colleagues,

As you may know, WPP formally commenced the tender offer process for 24/7 Real Media’s shares on Thursday of last week.  This is the same tender offer process that was outlined in the press release and FAQ attached to David Moore’s email announcement about the transaction a few weeks ago.  If you own shares of common stock of the Company, you should receive materials about the tender offer in the mail in the next week.  Information about the tender offer, including a questions and answers section, is also available online, in the “Offer to Purchase” available at the following link:

http://www.sec.gov/Archives/edgar/data/806968/000119312507127156/dex99a1.htm.

The transaction is expected to be completed in the third quarter of 2007.  Until that time, we should all continue to proceed with our daily business.  When the transaction closes, we will provide more detailed information about the relationship between WPP and 24/7 Real Media going forward.

As we have additional pertinent information about this process for you, we will provide further updates.  In the interim, please let us know if you have any questions.

Thank you.

Warm regards,

Jon